SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 9)*

STEC, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

784774 101

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784774 101	13G/A	Page 2 of 8 Pages

Explanatory Note

This Amendment No. 9 to Schedule 13G (this “Amendment”) amends and restates in its entirety Amendment No. 8 to Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009 (the “Amendment No. 8”) by and on behalf of (i) Manouch Moshayedi and (ii) the M. and S. Moshayedi Revocable Trust, dated 11/16/95 (all of the foregoing, collectively, the “Reporting Persons”). The Reporting Persons are filing this Amendment to correct an error in the amount of securities held by the Reporting Persons as of December 31, 2008.

CUSIP No. 784774 101	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Manouch Moshayedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6,596,778 (1)
6 SHARED VOTING POWER 1,108,896 (2)
7 SOLE DISPOSITIVE POWER 6,596,778 (1)
8 SHARED DISPOSITIVE POWER 1,108,896 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,705,674 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.9%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 784774 101	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS M. and S. Moshayedi Revocable Trust, dated 11/16/95
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6,596,778
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 6,596,778
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,596,778
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 784774 101	13G/A	Page 5 of 8 Pages

Item 1(a)	Name of Issuer:

STEC, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3001 Daimler Street

Santa Ana, California 92705-5812

Item 2(a)	Name of Person Filing:

Manouch Moshayedi

M. and S. Moshayedi Revocable Trust, dated 11/16/95

Item 2(b)	Address of Principal Business Offices or, if none, Residence:

3001 Daimler Street

Santa Ana, California 92705-5812

Item 2(c)	Citizenship

Manouch Moshayedi – United States

M. and S. Moshayedi Revocable Trust, dated 11/16/95 – California

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

784774 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:
Manouch Moshayedi (1)(2) – 7,705,674
M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 6,596,778

(b)	Percent of Class: % Manouch Moshayedi (1)(2) – 15.9%*
M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 13.6%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
Manouch Moshayedi (1) – 6,596,778
M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 6,596,778

(ii)	shared power to vote or to direct the vote:
Manouch Moshayedi (2) – 1,108,896
M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 0

(iii)	sole power to dispose or to direct the disposition of:
Manouch Moshayedi (1) – 6,596,778
M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 6,596,778

CUSIP No. 784774 101	13G/A	Page 6 of 8 Pages

(iv)	shared power to dispose or to direct the disposition of:
Manouch Moshayedi (2) – 1,108,896
M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

*	Calculated based on 48,429,348 shares of the Issuer’s common stock outstanding as of December 31, 2008. Pursuant to Rule 13d-3 promulgated under the Act, certain securities convertible into, or exchangeable for, shares of common stock, may be deemed to be shares of common stock for purposes of determining beneficial ownership. Pursuant to Rule 13d-3 promulgated under the Act, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date and such security shall be deemed to be outstanding for purposes of calculating such person’s percentage ownership. For purposes of calculating the ownership percentage of the Reporting Persons, any securities that any person other than such Reporting Person has the right to acquire within 60 days of such date are not deemed to be outstanding.

(1)	Consists of 6,596,778 shares held by Manouch Moshayedi, as trustee for the M. and S. Moshayedi Revocable Trust, dated 11/16/95 for the benefit of Manouch Moshayedi’s family. Manouch Moshayedi disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by the M. and S. Moshayedi Revocable Trust, and the filing of this Schedule 13G/A shall not be construed as an admission that Manouch Moshayedi is, for purposes of Section 13(d) or 13(g) of the Act the beneficial owner of such shares.

(2)	Consists of (i) 1,070,496 shares held by Manouch Moshayedi, as a co-trustee for the D. and N. Moshayedi Investment Trust, dated 9/25/98 for the benefit of Mark Moshayedi’s children and (ii) 38,400 shares held by Manouch Moshayedi’s children sharing his household. Manouch Moshayedi has shared voting and dispositive power with respect to the shares held by the D. and N. Moshayedi Investment Trust and may be deemed to share voting and dispositive power with respect to the shares held by his children. Manouch Moshayedi disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by the D. and N. Moshayedi Investment Trust and his children, and the filing of this Schedule 13G/A shall not be construed as an admission that Manouch Moshayedi is, for purposes of Section 13(d) or 13(g) of the Act the beneficial owner of such shares.

CUSIP No. 784774 101	13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date:

/s/ Manouch Moshayedi
Manouch Moshayedi

M. AND S. MOSHAYEDI REVOCABLE TRUST, DATED 11/16/95

/s/ Manouch Moshayedi
Manouch Moshayedi, Trustee

CUSIP No. 784774 101	13G/A	Page 8 of 8 Pages

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

(1) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G/A to which this Exhibit is attached and such Schedule 13G/A is filed on behalf of the undersigned and each other person executing this Agreement; and

(2) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date: February 17, 2009	Signature:	/s/ Manouch Moshayedi
	Name:	Manouch Moshayedi

M. AND S. MOSHAYEDI REVOCABLE TRUST, DATED 11/16/95

	Signature:	/s/ Manouch Moshayedi
	Name:	Manouch Moshayedi
	Title:	Trustee